Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

CSX Corporation

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended	For the Fiscal Years Ended
	September 30, 2011	Dec. 31, 2010	Dec. 25, 2009	Dec. 26, 2008	Dec. 28, 2007	Dec. 29, 2006
EARNINGS:
Earnings before Income Taxes	$2,176	$2,546	$1,746	$2,332	$1,935	$1,841
Interest Expense	412	557	558	519	417	392
Amortization of debt discount	—	—	—	—	—	4
Interest Portion of Fixed Rent	15	21	26	32	38	47
Undistributed Earnings of Unconsolidated Subsidiaries	(21)	(33)	(42)	(75)	(61)	(48)
Earnings, as Adjusted	$2,581	$3,091	$2,288	$2,808	$2,329	$2,236
FIXED CHARGES:
Interest Expense	$412	$557	$558	$519	$417	$392
Capitalized Interest	7	8	7	7	5	3
Amortization of debt discount	—	—	—	—	—	4
Interest Portion of Fixed Rent	15	21	26	32	38	47
Fixed Charges	$433	$586	$591	$558	$460	$446
Ratio of Earnings to Fixed Charges	5.96x	5.3x	3.9x	5.0x	5.1x	5.0x